                                                                   ------------------------------
                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
                                                                   Expires:   February 28, 2009
                                                                   ------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 11

                              INITIAL SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                             Faro Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    311642102
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                PAGE 1 OF 9 PAGES

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CUSIP No. 311642102                 13G                   Page  2  of  9  Pages
----------------------                                    ---------------------

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    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

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                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None,  except  through its indirect,  wholly-owned  subsidiaries,  MFC
          Global Investment  Management (U.S.A.) Limited, John Hancock Advisers,
          LLC and MFC Global Investment Management (U.S.), LLC
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          See line 9 above.
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 9 PAGES

----------------------                                    ---------------------
CUSIP No. 311642102                 13G                   Page  3  of  9  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MFC Global Investment Management (U.S.A) Limited

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             36,514
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 36,514
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           36,514
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .25%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 9 PAGES

----------------------                                    ---------------------
CUSIP No. 311642102                 13G                   Page  4  of  9  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              574,750
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             574,750
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           574,750
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.0%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 9 PAGES

----------------------                                    ---------------------
CUSIP No. 311642102                 13G                   Page  5  of  9  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MFC Global Investment Management (U.S.), LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             142,650
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              574,750
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 142,650
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             574,750
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           717,400
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.0%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 5 OF 9 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                Faro Technologies, Inc.

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                125 Technology Park
                Lake Mary, Florida  32746

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited ("MFC Global"), John Hancock Advisers, LLC ("JHA") and MFC Global Investment Management (U.S.), LLC ("MFC Global (U.S.)").

   Item 2(b)    Address of the Principal Offices:
                The principal business offices of MFC and MFC Global are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5; JHA is located at 601 Congress Street, Boston, Massachusetts 02210; and MFC Global (U.S.) are located at 101 Huntington Street, Boston, Massachusetts 02199.

   Item 2(c)    Citizenship:
                MFC and MFC Global are organized and exist under the laws of Canada.
                JHA and MFC Global (U.S.) are organized and exist under the laws of the State of Delaware.

   Item 2(d)    Title of Class of Securities:
                Common Stock

   Item 2(e)    CUSIP Number:
                311642102

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:     (g) (X) Parent  Holding  Company,  in accordance  with
                                 ss.240.13d-1(b)(ii)(G).

                MFC
                Global:  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

                JHA:     (e) (X) Investment  Adviser registered under ss.203 of
                                 the Investment Advisers Act of 1940.

                MFC Global
                (U.S.):  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount   Beneficially   Owned:  MFC  Global  has  beneficial
                    ownership of 36,514 shares of Common Stock, JHA has beneficial ownership of 574,750 shares of Common Stock and MFC Global (U.S.) has beneficial ownership of 717,400 shares of Common Stock. Through its parent-subsidiary relationship to MFC Global, JHA and MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.


                           PAGE 6 OF 9 PAGES

               (b) Percent of Class: Of the 14,368,940 shares outstanding as of October 22, 2006, according to the issuer's quarterly report on form 10-Q for the period ended September 30, 2006, MFC Global held 0.25%, JHA held 4.0% and MFC Global (U.S.) held 5.0%. The aggregate percentage held as of December 31, 2006 (after eliminating double counting as a result of shared investment or voting discretion) by all reporting persons was 5.2%.

               (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:
                        MFC Global has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has sole power to vote or to direct the voting of 142,650 shares of Common Stock it beneficially owns.

                   (ii) shared power to vote or to direct the vote:
                        JHA has shared power to vote or to direct the voting of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has shared power to vote or to direct the voting of 574,750 shares of Common Stock it beneficially owns.

                   (iii)sole power to dispose or to direct the  disposition  of:
                        MFC Global has sole power to dispose or to direct the disposition of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has sole power to dispose or to direct the disposition of 142,650 shares of Common Stock it beneficially owns.

                   (iv) shared power to dispose or to direct the disposition of:
                        JHA  has  shared  power  to  dispose  or to  direct  the
                        disposition of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has shared power to dispose or to direct the disposition of 574,750 shares of Common Stock it beneficially owns.

   Item 5       Ownership of Five Percent or Less of a Class:
                Not applicable.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             PAGE 7 OF 9 PAGES

                                 SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 2, 2007         Title:   Attorney in Fact*


                                MFC Global Investment Management (U.S.A) Limited


                                By:      /s/ Gordon Pansegrau
                                Name:    Gordon Pansegrau
Dated: February 2, 2007         Title:   General Counsel, Chief Compliance
                                         Officer & Secretary


                                John Hancock Advisers, LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 2, 2007         Title:   Vice President and Chief Compliance
                                         Officer


                                MFC Global Investment Management (U.S.), LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 2, 2007         Title:   Vice President and Chief Compliance
                                         Officer

* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.



                                PAGE 8 OF 9 PAGES

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

      Manulife Financial Corporation, MFC Global Investment Management (U.S.A.) Limited, John Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of Faro Technologies, Inc., is filed on behalf of each of them.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 2, 2007         Title:   Attorney in Fact*


                                MFC Global Investment Management (U.S.A) Limited


                                By:      /s/ Gordon Pansegrau
                                Name:    Gordon Pansegrau
Dated: February 2, 2007         Title:   General Counsel, Chief Compliance
                                         Officer & Secretary


                                John Hancock Advisers, LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 2, 2007         Title:   Vice President and Chief Compliance
                                         Officer


                                MFC Global Investment Management (U.S.), LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 2, 2007         Title:   Vice President and Chief Compliance
                                         Officer

* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.


                                PAGE 9 OF 9 PAGES